P.E. 1/29/02
1-14844

02012222

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of January 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

EQUANT N.V.

(Translation of registrant's name into English)

Gatwickstraat 21-23
1043 GL Amsterdam-Sloterdijk
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X. . . .

EQUANT ANNOUNCES INCREASED REVENUES

Highlights:

- **Revenues Increased by 16.3 percent to $748 Million in the Fourth Quarter**
- **Network Services Order Intake of nearly $0.5 Billion resulting in an estimated Order Book of $3.0 Billion**
- **Annual Pro Forma Revenues in line with Expectations**
- **Adjusted EBITDA[1] positive in Fourth Quarter as Expected**

Amsterdam, The Netherlands – January 28, 2002 – Equant (New York Stock Exchange: ENT; Euronext Paris: EQU), a recognized industry leader in global IP and data services for multinational businesses, today announced revenues for the fourth quarter and full year 2001. Revenues for the quarter were $747.5 million, an increase of 16.3 percent compared with the pro forma fourth quarter 2000. Full year 2001 pro forma revenues increased by some 12 percent over 2000 on a pro forma basis.

Financial Results Highlights (Unaudited): ($ million)

Revenues [2] [3]	4Q01 Actual	4Q00 Pro forma	%	2001 Pro forma	2000 Pro forma	%	2001[5] Actual
Network Services	401.5	358.8	11.9	1551.2	1334.2	16.3	1258.5
Integration Services	108.5	156.1	(30.5)	498.9	516.0	(3.3)	447.1
Other Services	67.4	26.9	150.6	284.1	132.0	115.2	141.6
SITA Contract [4]	170.1	100.8	68.8	729.8	751.6	(2.9)	542.8
Total Revenues	747.5	642.6	16.3	3064.0	2733.8	12.1	2390.0

The footnotes are shown on page 3.

Commenting on Equant's results, Didier Delepine, chief executive officer of Equant said: "Equant made significant progress in its growth and development in 2001. The overall transaction with France Telecom, including the acquisition of Global One, has enabled us to fulfill many of our strategic objectives: scale, network control, funding and the benefits of a strategic shareholder.

"The confidence displayed by multinational corporations in our enhanced business proposition has ensured that demand for our high-end, managed services remains good.

"Although we have not finalized and audited all of the results, I am particularly pleased to report that within 6 months of our transaction we anticipate EBITDA, on an adjusted basis, to be positive in the fourth quarter, in line with expectations.

"We have made rapid progress in integrating Global One, putting in place a single product portfolio and sales force within the first six months. We have moved speedily to integrate our two networks seamlessly. We are delivering on the most critical parts of our merger plan.

"In 2001 we worked very hard to position Equant as the leading provider of Global IP and Data Services to multinationals. We believe that as we deliver enhanced operating efficiencies, we will be able to exceed our synergy targets, meet financial expectations and deliver superior returns to shareholders."

Revenues

The Company's revenues this quarter grew 16.3 percent compared with the fourth quarter 2000.

Network Services' revenues increased by 11.9 percent to $401.5 million in the fourth quarter of 2001 driven by the continued demand for advanced, high speed data network services such as frame relay, asynchronous transfer mode (ATM) and Internet protocol (IP). For the full year 2001, Network Services' pro forma revenues reached $1551.2 million, an increase of 16.3 percent over 2000. Revenues from high-speed services now account for approximately 95 percent of Network Services' revenues.

Order intake for Network Services in the fourth quarter was nearly $0.5 billion resulting in a year-end order book of approximately $3.0 billion. The Company is currently integrating its order recording systems and consequently this information remains approximate.

In the fourth quarter the Company received orders of $25 million from one customer and over $50 million of orders from another as well as 59 other orders of over $1 million. Among our new customers in the quarter were such multinational businesses as ABN AMRO, Alfa Laval, and American President Lines.

Integration Services' revenues declined by 30.5 percent to $108.5 million this quarter reflecting the economic slow down and customers' cut backs in capital expenditure. As a result, revenues for fulfillment were below last year's levels by over 50 percent, which in turn, resulted in lower installation and maintenance income.

Revenues from SITA were $170.1 million in the fourth quarter reflecting the new contractual arrangements with SITA.

Other services revenues in the fourth quarter were $67.4 million, which includes circuit switched voice of $45.6 million as well as revenue from other services provided to France Telecom affiliates.

Full Year Reporting

The Company will continue to comply with SEC reporting requirements. This will include an annual report on form 20-F for the results of the 2001 financial year.

The results for the full year 2001 will be released on or about March 6, 2002 and will be prepared under French GAAP. The change to French GAAP will provide the investment community with accounting information that, we believe, better reflects the business reality of Equant's acquisition of Global One as well as aligning Equant's accounting principles with those of its majority owner, France Telecom.

Under French GAAP, Equant's acquisition of Global One will be accounted for in a manner similar to a pooling of interests. There are no changes to our policies on revenue recognition as a result of this change in GAAP.

The Company will provide a reconciliation of the French GAAP results to those produced under US GAAP.

Footnotes:

(1) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization excluding share plan costs, non-recurring items, equity in loss of unconsolidated affiliates and loss on impairment of investments accounted for at cost.
(2) Equant sold its Application Services division in October 2001. Its revenues have, therefore, been excluded.
(3) The pro forma results have been prepared, where information is available, as if the France Telecom transaction, including the acquisition of Global One, had occurred on January 1, 2000.
(4) Q4 2000, Q4 2001 and 2001 Actual reflect actual SITA revenues. The full year pro formas reflect the new contractual arrangements with SITA.
(5) These revenues represent 6 months for unmerged Equant and the combined revenues for the merged companies from July to December 2001 as required under French GAAP.

About Equant

Equant (NYSE: ENT and Euronext Paris: EQU), is a recognized industry leader in global IP and data services for multinational businesses, offering network, integration and managed services to global business. The network has unmatched seamless global reach, connecting key business centers in 220 countries and territories with local support in 145 countries and territories. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies. Equant, a member of the France Telecom group, meets the diverse needs of global companies with the industry's most extensive portfolio of managed data network services. Equant's 2001 revenues, on a pro forma basis, were more than $3 billion.

Additional company information and news releases are available on Equant's Internet homepage at www.equant.com.

Forward Looking Statements

This release may contain projections or other forward-looking statements relating to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F and the submission on form 6-K containing the shareholders' circular, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, Equant's rapid growth, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

Contacts:

Equant Investor Relations

Jim Armstrong: +1-678-346-3754
james.armstrong@equant.com

Europe
Ashley Rayfield: +44 (0) 20-8321-4581
ashley.rayfield@equant.com

France
Isabelle Guibert: +33 (1) 46-46-99-53
Isabelle.guibert@equant.com

Equant Media Relations

Fredric Emmert
+ 1 703 689 6010
frederic.emmert@equant.com

Europe
Frederic Gielec
+ 33 1 46 46 21 89
frederic.gielec@equant.com

Daniel Matkovits

+ 33 1 46 46 71 52
daniel.matkovits@equant.com

Asia Pacific Australasia
Shirley Ng
+ 65 335 6730
shirley.ng@equant.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29th, 2002 By: ______________________

Name: John S. Allkins
Title: Chief Financial Officer